Exhibit 99.1

March 8, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.

Kunio Ichinose, Representative Director, President and Chief Executive Officer

(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)

Inquiries:	Ichiro Yasuda, General Manager of General Affairs Department

Telephone number:	+81 (0)3 3829 3210

(Revision) Partial Revision to the “Notice of Convocation of the 34th Ordinary General Meeting of Shareholders”

The “Notice of Convocation of the 34th Ordinary General Meeting of Shareholders” released at 00:00 hours on March 6, 2019, contained some errors which are hereby revised as detailed below.

1.	Revised Sections

① Page 9 (7) Employees	(i) Employees of the Group
② Page 10 (7) Employees	(ii) Employees of the Company

2.	Details of revisions (revised sections are underlined)

(①-Before revisions)

Business segment	Number of employees	Change from the end of the previous fiscal year
Pepper Lunch Business	68 [246]	Increased by 3 [Decreased by 9]
Restaurants Business	23 [72]	Decreased by 5 [Decreased by 54]
Ikinari! Steak Business	631 [2,382]	Increased by 277 [Increased by 1,085]
Products Business	1 [0]	—
Group-wide (common)	87 [16]	Increased by 16 [Increased by 7]

Total	810 [2,716]	Increased by 291 [Increased by 1,029]

(①-After revisions)

Business segment	Number of employees	Change from the end of the previous fiscal year
Pepper Lunch Business	68 [244]	Increased by 3 [Decreased by 11]
Restaurants Business	23 [95]	Decreased by 5 [Decreased by 31]
Ikinari! Steak Business	631 [2,571]	Increased by 277 [Increased by 1,274]
Products Business	1 [0]	—
Group-wide (common)	87 [13]	Increased by 16 [Increased by 4]

Total	810 [2,923]	Increased by 291 [Increased by 1,236]

(②-Before revisions)

Number of employees	Change from the end of the previous fiscal year	Average age	Average years of service
793 [2,572]	Increased by 283 [Increased by 908]	37.7	2.0

(②-After revisions)

Number of employees	Change from the end of the previous fiscal year	Average age	Average years of service
793 [2,778]	Increased by 283 [Increased by 1,114]	37.7	2.0

End